UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

AYTU BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

054754700

(CUSIP Number)

April 10, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 054754700

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Cerecor Inc. 45-0705648

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
	N/A	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person CO

CUSIP No. 054754700

Item 1(a)                                             Name of Issuer

Aytu Bioscience, Inc. (the “Issuer”)

Item 1(b)                                             Address of Issuer’s Principal Executive Offices

373 Inverness Parkway, Suite 206, Englewood, Colorado 80112

Item 2(a)                                             Name of Person Filing

Cerecor Inc. (the “Reporting Person”)

Item 2(b)                                             Address of Principal Business Office, or if none, Residence

540 Gaither Road, Suite 400, Rockville, Maryland 20850

Item 2(c)                                              Citizenship

The Reporting Person is a Delaware company.

Item 2(d)                                             Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2(e)                                              CUSIP Number

054754700

Item 3.                                                         Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.                                                         Ownership

On April 10, 2020 the Reporting Person converted 9,805,845 shares of the Issuer’s convertible preferred stock into 9,805,845 shares of the Issuer’s common stock, and became a 8.32% stockholder in the Issuer.  As of the date of this filing, the Reporting Person does not own any shares of the Issuer’s common stock and therefore has 0% holdings in the Issuer.

(a)                                 Amount beneficially owned:

0

(b)                                 Percent of class:

0%

(c)                                  Number of shares as to which such person has:

The Reporting Person has sole voting and dispositive power of 0 shares.

CUSIP No. 054754700

Item 5.                                                         Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the       following. X

Item 6.                                                         Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.                                                         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.                                                         Identification and Classification of Members of the Group

Not Applicable

Item 9.                                                         Notice of Dissolution of Group

Not Applicable

Item 10.                                                  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 054754700

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 27, 2020

CERECOR INC.

By:	/s/ Christopher Sullivan
Name:	Christopher Sullivan
Title:	Interim Chief Financial Officer